UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 25, 2018 (June 23, 2018)

EASTERLY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-37522	47-3864814
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

375 Park Avenue, 21st Floor
New York, New York	10152
(Address of principal executive offices)	(Zip Code)

(646) 712-8300

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement

On June 23, 2018, Easterly Acquisition Corp. (“Easterly”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Sirius International Insurance Group, Ltd. (“Sirius”), Easterly and Sirius Acquisitions Holding Company III, a wholly owned subsidiary of Sirius (“Merger Sub”), providing for the merger (the “Merger”) of Merger Sub with and into Easterly, with Easterly surviving the Merger as a wholly owned subsidiary of Sirius (the “Business Combination”). If elected by Sirius, the Business Combination will be restructured as a direct merger of Easterly with and into Sirius, with Sirius surviving the merger.

The Merger Agreement

Merger Consideration

Pursuant to the Merger Agreement, upon the effectiveness of the Merger (the “Effective Time”), all shares of Easterly common stock (“Easterly Common Stock”) (other than (i) shares of Easterly Common Stock with respect to which an Easterly stockholder has validly exercised its redemption rights, and that will be redeemed as provided for in Section 9.2 of Easterly’s amended and restated certificate of incorporation (as amended), (ii) shares of Easterly Common Stock held by Easterly as treasury stock or owned by Easterly, Sirius or Merger Sub and (iii) shares of Easterly Acquisition Sponsor, LLC to be cancelled pursuant to the Sponsor Letter (as defined below)) will be converted into common shares of Sirius (“Sirius Common Shares”) at the Exchange Ratio. The “Exchange Ratio” will be determined at the Effective Time and will be equal to a fraction (rounded to the nearest one thousandth) determined by dividing (i) the estimated amount of cash per public share of Easterly Common Stock in Easterly’s trust account (the “Trust Account”) at the Effective Time by (ii) (x) 1.05 multiplied by (y) Sirius’ adjusted diluted book value per share as of June 30, 2018 (“Sirius June 30 Adjusted DBVPS”). Sirius June 30 Adjusted DBVPS means (i) the book value of Sirius determined based on GAAP on a consolidated basis, as set forth in the final, Sirius board of directors approved, unaudited GAAP consolidated financial statements of Sirius for the six months ended June 30, 2018, decreased by the $7,000,000 deferred underwriting fee payable to Citigroup Global Markets Inc. by Easterly, and as adjusted by the effect of converting Sirius’ outstanding preference shares divided by (ii) the sum of (x) the fully diluted number of Sirius Common Shares outstanding as of June 30, 2018, (y) the number of Sirius Common Shares issuable upon conversion of any Sirius preference shares and (z) 593,000 Sirius Common Shares.

Additionally, each outstanding public warrant to acquire shares of Easterly Common Stock (the “Easterly Warrants”) will cease to represent a right to acquire shares of Easterly Common Stock and will be converted, at the Effective Time, into a right to acquire Sirius Common Shares (a “Converted Warrant”). The number of Sirius Common Shares subject to each such Converted Warrant will be equal to the number of shares of Easterly Common Stock subject to each such Easterly Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, and such Converted Warrant will have an exercise price per Sirius Common Share equal to the exercise price per share of Easterly Common Stock subject to such Easterly Warrant immediately prior to the Effective Time divided by the Exchange Ratio.

Representations and Warranties

Under the Merger Agreement, each of Easterly, on the one hand, and Sirius and Merger Sub, on the other hand, made customary representations and warranties for transactions of this nature.

Covenants of the Parties

Under the Merger Agreement, each of Easterly, on the one hand, and Sirius and Merger Sub, on the other hand, made certain covenants and agreements to the other that are customary for transactions of this nature, including, among others, the operation of their respective businesses between signing of the Merger Agreement and the closing of the Merger, their efforts required to consummate the closing of the Merger, access, confidentiality and continuing indemnification of Easterly’s directors and officers for pre-closing matters. Subject to certain exceptions set forth in the Merger Agreement, the Merger Agreement prohibits Sirius and Easterly from soliciting, discussing, negotiating or providing information in connection with alternative acquisition proposals prior to the closing of the Merger or termination of the Merger Agreement. If requested by Sirius, Easterly has also agreed to commence a tender offer for the Easterly Warrants in an amount and at a price to be mutually agreed by Sirius and Easterly.

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Conditions to Consummation of the Merger

The obligations of the parties to consummate the Merger are subject to the fulfillment (or waiver) of customary closing conditions of the respective parties. In addition, each party’s obligations to consummate the Merger are subject to the fulfillment (or waiver) of other closing conditions, including: (i) the receipt of the requisite approval from Easterly’s stockholders of the Merger Agreement and the transactions contemplated thereby; (ii) a registration statement registering the Sirius Common Shares to be issued to Easterly’s stockholders pursuant to the Merger Agreement shall have become effective; (iii) that the Sirius Common Shares be listed on the Nasdaq Stock Market; and (iv) that there has been no material adverse effect with respect to Easterly or Sirius since the date of the Merger Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing. In addition, the Merger Agreement may be terminated under other circumstances at any time prior to the Closing, including, among others: (i) by either Easterly or Sirius if the closing of the Merger has not occurred by November 30, 2018 (the “Outside Date”), so long as there is no breach by such terminating party that caused the closing not to have occurred; (ii) by either Easterly or Easterly if the special meeting of Easterly’s stockholders shall have occurred and Easterly’s stockholders shall not have approved the Merger Agreement and the transactions contemplated thereby; or (iii) by Sirius if Easterly’s stockholders do not approve, on or before June 30, 2018, an extension of time in which Easterly has to consummate its initial business combination until the Outside Date.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to confidentiality) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Merger Agreement.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Easterly’s public disclosures.

The Sponsor Letter

Concurrent with the execution of the Merger Agreement, Easterly entered into a letter agreement (the “Sponsor Letter”) by and among Easterly, Easterly Acquisition Sponsor, LLC (the “Sponsor”) and Sirius, pursuant to which, at the closing of the Merger, (i) the Sponsor will surrender and Easterly will cancel for no consideration between 3,328,000 and 4,528,000 shares of Easterly Common Stock owned by the Sponsor, which amount will be determined at the Effective Time based on the amount of cash in the Trust Account at the Effective Time after giving effect to any redemptions of public shares of Easterly Common Stock and amounts raised in a private placement of Sirius Common Shares (or securities convertible into Sirius Common Shares) in connection with the Merger, and (ii) the Sponsor will surrender and Easterly will cancel for no consideration, 6,750,000 warrants to purchase Easterly Common Stock that were acquired by the Sponsor in a private placement concurrent with the closing of Easterly’s initial public offering. The Sponsor also agreed to (1) pay all liabilities and obligations of Easterly due and owing or incurred at or prior to the Effective Time to the extent not repaid by Easterly using unrestricted cash and up to $2,000,000 from the Trust Account and (2) contribute to Easterly for no consideration, as a contribution to the capital of Easterly, all amounts due and owing by Easterly to the Sponsor under the Convertible Promissory Note, dated as of March 17, 2016, to the extent any such amount will not be repaid at the Effective Time.

This description of the Sponsor Letter does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter, a copy of which is attached as Exhibit A to the Merger Agreement and is incorporated herein by reference.

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Promissory Note

Concurrent with the execution of the Merger Agreement, Easterly issued Sirius a promissory note (the “Promissory Note”) pursuant to which Sirius agreed to lend Easterly $0.03 per month for every public share of Easterly Common Stock outstanding as of July 1, 2018, for five months. The amounts will be lent to Easterly on the first business day of each month and will be deposited by Easterly into the Trust Account. The Promissory Note will bear interest in an amount equal to the income (if any) actually earned from investing the principal in the Trust Account and will be due upon the completion of Easterly’s initial business combination.

This description of the Promissory Note does not purport to be complete and is qualified in its entirety by the terms and conditions of the Promissory Note, a copy of which is attached as Exhibit B to the Merger Agreement and is incorporated herein by reference.

Registration Rights Agreement

On the Closing Date and as a condition precedent for the Closing, Sirius, the Sponsor and certain other shareholders of Sirius will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Sirius will grant certain customary registration rights to the Sponsor and the other Sirius shareholders with respect to, among other things, the Sirius Common Shares to be issued to the Sponsor upon exchange of the Easterly Common Stock pursuant to the Merger Agreement and Sirius Common Shares currently held by such other shareholders of Sirius.

This description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Registration Rights Agreement, a copy of which is attached as Exhibit C to the Merger Agreement and is incorporated herein by reference.

Lock up Agreements

On the Closing Date and as a condition precedent for the Closing, the Sponsor and certain other shareholders of Sirius will deliver a lock-up agreement (the “Lock-Up Agreement”) to Sirius pursuant to which the Sponsor and such certain other shareholders of Sirius will agree not to sell any Sirius Common Shares for a period of six months from the Effective Time.

This description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Lock-Up Agreement, a copy of which is attached as Exhibit D to the Merger Agreement and is incorporated herein by reference.

Warrant Amendment

On the Closing Date and as a condition precedent for the Closing, Sirius, Easterly and Continental Stock Transfer & Trust Company (the “Warrant Agent”), will enter into an Assignment, Assumption and Amendment Agreement (the “Warrant Amendment”) with respect to the Warrant Agreement, dated as of July 29, 2015, between Easterly and the Warrant Agent, pursuant to which Easterly will assign to Sirius, and Sirius will assume, all of Easterly’s right title and interest in the Warrant Agreement.

This description of the Warrant Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Form of Warrant Amendment, a copy of which is attached as Exhibit E to the Merger Agreement and is incorporated herein by reference.

Item 8.01	Other Events.

On June 25, 2018, Easterly and Sirius issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated into this Item 8.01 by reference herein.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated into this Item 8.01 by reference herein is the investor presentation dated June 25, 2018 that will be used by Easterly in making presentations to certain existing and potential stockholders of Easterly with respect to the Business Combination.

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Additional Information About the Transaction and Where to Find It

This Current Report on Form 8-K relates to the proposed Business Combination between Easterly and Sirius and may be deemed to be solicitation material in respect of the proposed Business Combination. The proposed Business Combination will be submitted to the stockholders of Easterly for their approval. In connection with the proposed Business Combination, Sirius intends to file with the SEC a Registration Statement that will include a proxy statement of Easterly that also includes a prospectus of Sirius. This communication is not a substitute for the Registration Statement that Sirius will file with the SEC or any other documents that Sirius or Easterly may file with the SEC or that Easterly may send to its stockholders in connection with the proposed Business Combination. After the Registration Statement is declared effective, Easterly will mail a proxy statement/prospectus to its stockholders in connection with Easterly’s solicitation of proxies for the special meeting of Easterly stockholders to be held to approve the business combination and related transactions. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination, including relevant risk factors that will be included in the proxy statement/prospectus. It is not intended to provide the basis for any investment decision or any other decision in respect to the proposed Business Combination. Easterly stockholders and other interested persons are advised to read the proxy statement/prospectus (including any documents incorporated by reference therein) when available, as these materials will contain important information about Sirius, Easterly and the proposed Business Combination. Investors and stockholders can obtain free copies of the proxy statement/prospectus once it is available and other documents filed with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus once it is available from Easterly by accessing Easterly’s website at www.easterlyacquisition.com. Information contained on any website referenced in this Current Report on Form 8-K is not incorporated by reference in this Current Report on Form 8-K.

Forward Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements may relate to the proposed Business Combination and any other statements relating to future results, strategy and plans of Easterly and Sirius (including certain projections, business trends, and statements which may be identified by the use of the words “plans,” “expects” or “does not expect,” “estimated,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or that state certain actions, events or results “may,” “could,” “would,” “might,” “projects,” “will” or “will be taken,” “occur” or “be achieved”). Forward-looking statements are based on the opinions and estimates of management of Easterly or Sirius, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For Sirius, these risks and uncertainties include, but are not limited to, its revenues and operating performance, general economic and market conditions, industry trends, legislation or regulatory requirements affecting the businesses in which it is engaged, management of growth, amount of redemptions, its business strategy and plans, the sufficiency of Sirius’ asbestos and other reserves, the impact of emerging claims issues as well as other insurance and non-insurance litigation, the cost and availability of reinsurance coverage, catastrophe losses, fluctuations in insurance and reinsurance pricing, investigations or enforcement actions by governmental authorities, the result of future financing efforts and its dependence on key personnel. For Easterly, risks include, but are not limited to, the risk of significant redemptions by Easterly stockholders, the inability to retain key personnel, the inability to obtain stockholder and regulatory approvals and the inability to successfully close the transaction. Additional information on these and other factors that may cause actual results and Easterly’s performance to differ materially is included in Easterly’s periodic reports filed with the SEC, including but not limited to Easterly’s Form 10-K for the year ended December 31, 2017 and subsequent Forms 10-Q. Copies may be obtained by contacting Easterly. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Easterly and Sirius undertake no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

The information in this Current Report on Form 8-K is for informational purposes only and is neither an offer to sell, nor the solicitation of an offer to buy any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

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Participants in Solicitation

Easterly and Sirius, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the proposed Business Combination. Information about the directors and executive officers of Easterly is set forth in Easterly’s Annual Report on Form 10-K for the year ended December 31, 2017. Information about the directors and executive officers of Sirius and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in Sirius’ Registration Statement that will include a proxy statement of Easterly, when available. Investors may obtain additional information about the interests of such participants by reading such proxy statement when it becomes available.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits
2.1†	Agreement and Plan of Merger, dated June 23, 2018, by and among Sirius International Insurance Group, Ltd., Easterly Acquisition Corp. and Sirius Acquisitions Holding Company III.

99.1	Press Release, dated June 25, 2018.

99.2	Investor Presentation, dated June 25, 2018.

†The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Easterly Acquisition Corp.

Date: June 25, 2018	By:	/s/ Avshalom Kalichstein
	Name:	Avshalom Kalichstein
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description of Exhibits
2.1†	Agreement and Plan of Merger, dated June 23, 2018, by and among Sirius International Insurance Group, Ltd., Easterly Acquisition Corp. and Sirius Acquisitions Holding Company III.

99.1	Press Release, dated June 25, 2018.

99.2	Investor Presentation, dated June 25, 2018.

†The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

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